UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  13)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 13 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004, Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004, Amendment No. 6 on October 15, 2004, Amendment No. 7 on January 3, 2005, Amendment No. 8 on November 16, 2005, Amendment No. 9 on January 4, 2006, Amendment No. 10 on February 3, 2006, Amendment No. 11 on February 21, 2007 and Amendment No. 12 on July 10, 2007 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 575 West Street, Suite 110, Mansfield, Massachusetts 02048.

Item 2.	Identity and Background

Item 2 is hereby restated in its entirety as follows:

(a)          This Amendment is being filed by the Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) – (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)          Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 24, 2007, the Merger contemplated by the Merger Agreement was consummated.  As a result, all of the issued and outstanding shares of Common Stock held by the Principal Shareholders prior to the Merger were converted into the right to receive cash merger consideration, and all warrants held by the Principal Shareholders were cancelled and converted into the right to receive an amount specified by a formula calculation.  Therefore, as of October 24, 2007, Teachers does not hold any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a)-(b)     As of the date of this Amendment, Teachers beneficially owns 0 shares of Common Stock, representing 0% of the outstanding Common Stock.  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock.

(c)           Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, other than the transactions described herein.

(d)           Not applicable.

(e)           Upon the closing under the Merger Agreement on October 24, 2007, Teachers ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2007
Date
ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

/s/ Claude Lamoureux
Signature
Claude Lamoureux/President and Chief Executive Officer
Name/Title

SCHEDULE A

Directors, Executive Officers and Controlling Persons of Ontario Teachers’ Pension Plan Board (“Teachers”),
each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Board member)	36 Bayview Wood Toronto, ON M4N 1R7	Former Vice-Chair, CIBC Retail Markets

Helen Kearns (Board member)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates

Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant

Louis Martel (Board member)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.

Guy Matte (Board member)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens

Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.

Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation

William Swirsky (Board member)	71 Constance Street Toronto, ON M6R 1S5	Vice-President, Canadian Institute of Chartered Accountants

Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of Teachers

Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers

John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of Teachers

Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers

Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers

Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers

Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers

Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of Teachers

Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers

Claude Lamoureux	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers

Jim Leech	5650 Yonge Street, 5th Floor	CEO Designate, Teachers

Toronto, ON M2M 4H5

Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers

Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers

David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Financial Officer of Teachers

Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers

Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers

Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers

Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Group Senior Vice-President Investments of Teachers

Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income & Tactical Asset Allocation of Teachers

Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers

Andrew Spence	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Economist of Teachers

Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of Teachers

Alan Wilson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income Credit of Teachers

Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Venture Capital of Teachers

Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Asset Mix & Risk of Teachers